                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   ----------

                                 SCHEDULE 13E-3
                                 (RULE 13e-100)

           TRANSACTION STATEMENT UNDER SECTION 13(e) OF THE SECURITIES
                 EXCHANGE ACT OF 1934 AND RULE 13e-3 THEREUNDER

                        RULE 13e-3 TRANSACTION STATEMENT
           UNDER SECTION 13(e) OF THE SECURITIES EXCHANGE ACT OF 1934

                              THE DWYER GROUP, INC.
--------------------------------------------------------------------------------
                              (NAME OF THE ISSUER)

                              THE DWYER GROUP, INC.
                               TDG HOLDING COMPANY
                                 TDG MERGER CO.
                 2000 RIVERSIDE CAPITAL APPRECIATION FUND, L.P.
                     RIVERSIDE CAPITAL ASSOCIATES 2000, LLC
                                DINA DWYER-OWENS
                                  THERESA DWYER
                                  DARREN DWYER
                                 ROBERT TUNMIRE
                                THOMAS J. BUCKLEY
                               DEBORAH WRIGHT-HOOD
                                 MICHAEL BIDWELL
                              DONALD J. DWYER, JR.
                                 DAVID BETHEA
                                MICHAEL HAWKINS
                               JAMES JOHNSTON, JR.
                             DWYER INVESTMENTS, LTD.


--------------------------------------------------------------------------------
                       (NAMES OF PERSONS FILING STATEMENT)


                     COMMON STOCK, PAR VALUE $0.10 PER SHARE
--------------------------------------------------------------------------------
                         (TITLE OF CLASS OF SECURITIES)


                                   267455 10 3
--------------------------------------------------------------------------------
                      (CUSIP NUMBER OF CLASS OF SECURITIES)

        (NAMES, ADDRESSES, AND TELEPHONE NUMBERS OF PERSONS AUTHORIZED TO RECEIVE NOTICES AND COMMUNICATIONS ON BEHALF OF PERSONS FILING STATEMENT):


          DINA DWYER-OWENS                             THOMAS J. BUCKLEY
         PRESIDENT AND CEO                          CHIEF FINANCIAL OFFICER
       THE DWYER GROUP, INC.                         THE DWYER GROUP, INC.
 1010 NORTH UNIVERSITY PARKS DRIVE             1010 NORTH UNIVERSITY PARKS DRIVE
         WACO, TEXAS 76707                             WACO, TEXAS 76707
           (254) 745-2400                                (254) 745-2400

                                WITH COPIES TO:
--------------------------------------------------------------------------------

     DAVID MCCARTHY               SEAN M. MCAVOY               MICHAEL H. NEWMAN
      PAUL A. RAHE                   JONES DAY                TELISA WEBB SCHELIN
 SCHIFF HARDIN & WAITE    2882 SAND HILL ROAD, SUITE 240    GARDERE WYNNE SEWELL LLP
    6600 SEARS TOWER       MENLO PARK, CALIFORNIA 94025   1601 ELM STREET, SUITE 3000
CHICAGO, ILLINOIS 60606          (650) 739-3939               DALLAS, TEXAS 75201
     (312) 258-5500                                              (214) 999-3000


--------------------------------------------------------------------------------

This statement is filed in connection with (check the appropriate box):


a. [X] The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934.

b. [ ]  The filing of a registration statement under the Securities Act of 1933.

c. [ ]  A tender offer.

d. [ ]  None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: [X]

Check the following box if the filing is a final amendment reporting the results of the transaction: [ ]


                            CALCULATION OF FILING FEE

--------------------------------------------------------------------------------
      TRANSACTION VALUATION*                    AMOUNT OF FILING FEE
--------------------------------------------------------------------------------

          $48,868,615.50                              $3,953.47
--------------------------------------------------------------------------------

* Estimated for the purposes of calculating the amount of the filing fee only. Proposed maximum aggregate value of transaction: $48,868,615.50 (calculated on the basis of (1) 6,546,574 outstanding shares of common stock that will receive the merger consideration multiplied by the transaction price of $6.75, plus (2) the product of (A) 1,176,170 shares of common stock which are subject to options or warrants to purchase shares with an exercise price of less than $6.75 per share and (B) the difference between $6.75 per share and the exercise price of such options or warrants).

[X] Check the box if any part of the fee is offset as provided by Exchange Act Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.



Amount Previously Paid: $   3,953.47
                         -------------------------------------
 Form or Registration No.:          Schedule 14A
                           -----------------------------------
 Filing Party:    The Dwyer Group, Inc.
               -----------------------------------------------
 Date Filed:      June 13, 2003
             -------------------------------------------------

                                  Introduction

This Rule 13e-3 Transaction Statement on Schedule 13E-3 (this "Statement") is being filed with the U.S. Securities and Exchange Commission (the "SEC") by The Dwyer Group, Inc., a Delaware corporation and the issuer of the equity securities that are the subject of a Rule 13e-3 transaction ("Dwyer"), TDG Holding Company, a Delaware corporation, TDG Merger Co., a Delaware corporation and a wholly owned subsidiary of TDG Holding Company, 2000 Riverside Capital Appreciation Fund, L.P., an affiliate of TDG Holding Company and TDG Merger Co., Riverside Capital Associates 2000, LLC, an affiliate of TDG Holding Company and TDG Merger Co., Dina Dwyer-Owens (President, CEO and Director of Dwyer), Theresa Dwyer (Chairperson of the Board of Directors and Director of Dwyer), Darren Dwyer, Robert Tunmire (Executive Vice President and Director of Dwyer), Thomas
J. Buckley (Vice President, Treasurer and Chief Financial Officer of Dwyer), Deborah Wright-Hood (Vice President of Administration, Secretary and Assistant Treasurer of Dwyer), Michael Bidwell (Chief Operating Officer of Dwyer), Donald
J. Dwyer, Jr. (Director of International Operations and Director of Dwyer), David Bethea (President, Rainbow),Michael Hawkins (Vice President, Franchise Sales), James Johnston, Jr. (Vice President, General Counsel) and Dwyer Investments, Ltd. (a limited partnership controlled by members of the Dwyer family) (collectively, the "Filing Parties"), in connection with the Agreement and Plan of Merger, dated as of May 11, 2003, by and among Dwyer, TDG Holding Company and TDG Merger Co. (the "Agreement"). Pursuant to the Agreement, TDG Merger Co. will merge with and into Dwyer (the "Merger") with Dwyer as the surviving corporation. Immediately prior to the Merger, the Rollover Stockholders will, pursuant to the terms of a contribution agreement, contribute a portion of their common stock, $0.10 par value per share of Dwyer (the "Common Stock"), and/or cash to TDG Holding Company in exchange for shares of TDG Holding Company. The "Rollover Stockholders" are Dina Dwyer-Owens, Theresa Dwyer, Darren Dwyer, Robert Tunmire, Thomas J. Buckley, Deborah Wright-Hood, Michael Bidwell, Donald J. Dwyer, Jr., David Bethea, Michael Hawkins, James Johnston, Jr. and Dwyer Investments, Ltd.

      If the Merger is completed, each outstanding share of Common Stock, except for shares of Common Stock beneficially owned by the Rollover Stockholders and TDG Holding Company and shares to which the holders perfect their appraisal rights under Delaware law, will be converted into the right to receive $6.75 in cash, without interest (the "Merger Consideration"), and each holder of a stock option or a warrant granted by Dwyer to purchase shares of Common Stock will receive in cash, without interest, for each share of Common Stock subject to such option or warrant, the excess, if any, of the Merger Consideration over the exercise price per share of such option or warrant. As a result of the Merger, Dwyer will become a wholly owned subsidiary of TDG Holding Company.

      Concurrently with the filing of this Statement, Dwyer is filing a Preliminary Proxy Statement on Schedule 14A with respect to its solicitation of proxies in connection with the special stockholders meeting at which its stockholders will consider and vote on a proposal to adopt the Agreement and approve the Merger. Dwyer's proxy statement with respect to such solicitation is referred to herein as the "Proxy Statement." The Proxy Statement is Exhibit (a) hereto, and a copy of the Agreement is attached thereto as Exhibit A. As of the date hereof, the Proxy Statement is in preliminary form and is subject to completion or amendment.

      In accordance with the rules of the SEC, the Filing Parties are providing the information set forth below. The information in the Proxy Statement, including all appendices thereto, is expressly incorporated herein by reference in response to all items of this Statement. This Statement also incorporates by reference information from Dwyer's periodic filings with the SEC. Neither TDG Holding Company nor TDG Merger Co. can provide assurance as to the accuracy or completeness of the information regarding Dwyer incorporated by reference into this Statement.

      The filing of this Schedule 13E-3 shall not be construed as an admission by TDG Holding Company, TDG Merger Co., 2000 Riverside Capital Appreciation Fund, L.P., Riverside Capital Associates 2000, LLC or any of their affiliates that Dwyer is "controlled" by or under common "control" with TDG Holding Company, TDG Merger Co., 2000 Riverside Capital Appreciation Fund, L.P. or Riverside Capital Associates 2000, LLC or that any of TDG Holding Company, TDG Merger Co., 2000 Riverside Capital Appreciation Fund, L.P. or Riverside Capital Associates 2000, LLC or any of their affiliates is an "affiliate" of Dwyer within the meaning of Rule 13e-3 under Section 13(e) of the Securities Exchange Act of 1934, as amended.

ITEM 1. SUMMARY TERM SHEET

Item 1001 of Regulation M-A.

The information contained in the sections entitled "SUMMARY TERM SHEET" and "QUESTIONS AND ANSWERS ABOUT THE MERGER" in the Proxy Statement is incorporated herein by this reference.

ITEM 2. SUBJECT COMPANY INFORMATION

Item 1002 of Regulation M-A.

(a) The information contained in the sections entitled "QUESTIONS AND ANSWERS ABOUT THE MERGER - Who can help answer my questions?" and "THE PARTICIPANTS" in the Proxy Statement is incorporated herein by this reference.

(b) As of the date of this filing, there are 7,086,931 shares of Common Stock issued and outstanding.

(c) The information contained in the section entitled "MARKET AND MARKET PRICE - Market Information" in the Proxy Statement is incorporated herein by this reference.

(d) The information contained in the section entitled "MARKET AND MARKET PRICE - Dividends" in the Proxy Statement is incorporated herein by this reference.

(e) Not applicable.

(f) Not applicable.

ITEM 3. IDENTITY AND BACKGROUND OF FILING PERSON

Item 1003 of Regulation M-A.

(a) - (c) The information contained in the section entitled "THE PARTICIPANTS" in the Proxy Statement and contained in "Exhibit D" to the Proxy Statement is incorporated herein by this reference.

ITEM 4. TERMS OF THE TRANSACTION

Item 1004 of Regulation M-A.

(a)(1) Not applicable.

(a)(2)(i), (ii) The information contained in the sections entitled "SUMMARY TERM SHEET," "QUESTIONS AND ANSWERS ABOUT THE MERGER" and "THE MERGER AGREEMENT" in the Proxy Statement is incorporated herein by this reference.

(a)(2)(iii) The information in the sections entitled "QUESTIONS AND ANSWERS ABOUT THE MERGER - Why is the board of directors recommending that I vote in favor of the merger agreement?," "SPECIAL FACTORS - Background of the Merger," "SPECIAL FACTORS - Recommendation of the Board of Directors; Fairness of the Merger," "SPECIAL FACTORS - Reasons for the Special Committee's Determination" and "SPECIAL FACTORS - Reasons for the Board of Directors' Determination" in the Proxy Statement is incorporated herein by this reference.

(a)(2)(iv) The information contained in the sections entitled "SUMMARY TERM SHEET - THE SPECIAL MEETING - Record Date, Quorum and Vote Required," "QUESTIONS AND ANSWERS ABOUT THE MERGER - What vote is required to adopt the merger agreement and approve the merger?" and "THE SPECIAL MEETING - Record Date and Voting Information" in the Proxy Statement is incorporated herein by this reference.

(a)(2)(v) The information contained in the sections entitled "SPECIAL FACTORS - Effects of the Merger" and "SPECIAL FACTORS - Interests of Certain Officers and Directors of Dwyer and the Rollover Stockholders in the Merger" in the Proxy Statement is incorporated herein by this reference.

(a)(2)(vi) The information contained in the section entitled "SPECIAL FACTORS - Anticipated Accounting Treatment of Merger" in the Proxy Statement is incorporated herein by this reference.

(a)(2)(vii) The information contained in the section entitled "SPECIAL FACTORS - Federal Income Tax Consequences" in the Proxy Statement is incorporated herein by this reference.

(c) The information contained in the sections entitled "SPECIAL FACTORS - Interests of Certain Officers and Directors of Dwyer and the Rollover Stockholders in the Merger" and "SPECIAL FACTORS - Effects of the Merger" in the Proxy Statement is incorporated herein by this reference.

(d) The information contained in the section entitled "SPECIAL FACTORS - Appraisal Rights" in the Proxy Statement and contained in "Exhibit B" to the Proxy Statement is incorporated herein by this reference.

(e) The information contained in the sections entitled "SPECIAL FACTORS - Appraisal Rights" and "WHERE STOCKHOLDERS CAN FIND MORE INFORMATION" in the Proxy Statement is incorporated herein by this reference.

(f) Not applicable.

ITEM 5. PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS

Item 1005 of Regulation M-A.

(a) The information contained in the sections entitled "SPECIAL FACTORS - Interests of Certain Officers and Directors of Dwyer and the Rollover Stockholders in the Merger" and "SPECIAL FACTORS - Transactions with Affiliates" in the Proxy Statement is incorporated herein by this reference.

(b), (c) The information contained in the section entitled "SPECIAL FACTORS - Background of the Merger" in the Proxy Statement is incorporated herein by this reference.

(e) The information contained in the sections entitled "SUMMARY TERM SHEET - THE SPECIAL MEETING - Record Date, Quorum and Vote Required," "SUMMARY TERM SHEET - THE MERGER - Interests in the Merger of Management and the Rollover Stockholders," "THE SPECIAL MEETING - Record Date and Voting Information," "SPECIAL FACTORS - Background of the Merger," "SPECIAL FACTORS - Interests of Certain Officers and Directors of Dwyer and the Rollover Stockholders in the Merger - Voting Agreement," "SPECIAL FACTORS - Interests of Certain Officers and Directors of Dwyer and the Rollover Stockholders in the Merger - Equity Interest of Rollover Stockholders in TDG Holding Company," "SPECIAL FACTORS - Interests of Certain Officers and Directors of Dwyer and the Rollover Stockholders in the Merger - Rights Pursuant to Stockholders Agreement," "SPECIAL FACTORS - Interests of Certain Officers and Directors of Dwyer and the Rollover Stockholders in the Merger - Stock Options for Certain Executive Officers and Directors," "SPECIAL FACTORS - Merger Financing" and "THE MERGER AGREEMENT - Treatment of Stock Options" in the Proxy Statement is incorporated herein by this reference.

ITEM 6. PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS

Item 1006 of Regulation M-A.

(b) The information contained in the sections entitled "THE MERGER AGREEMENT - Conversion of Common Stock" and "THE MERGER AGREEMENT - Treatment of Stock Options" in the Proxy Statement is incorporated herein by this reference.

(c) The information contained in the sections entitled "SPECIAL FACTORS - Effects of the Merger" and "SPECIAL FACTORS - Interests of Certain Officers and Directors of Dwyer and the Rollover Stockholders in the Merger" in the Proxy Statement is incorporated herein by this reference.

ITEM 7. PURPOSES, ALTERNATIVES, REASONS AND EFFECTS

Item 1013 of Regulation M-A.

The information contained in the sections entitled "SUMMARY TERM SHEET," "SPECIAL FACTORS - Background of the Merger," "SPECIAL FACTORS -Recommendation of the Board of Directors; Fairness of the Merger," "SPECIAL FACTORS - Position of the Rollover Stockholders, Riverside, RCAF 2000, TDG Holding Company and TDG Merger Co. as to the Fairness of the Merger," "SPECIAL FACTORS - Reasons for the Special

Committee's Determination," "SPECIAL FACTORS - Purpose and Structure of the Merger," "SPECIAL FACTORS - Alternatives to the Merger," "SPECIAL FACTORS -Effects of the Merger," "QUESTIONS AND ANSWERS ABOUT THE MERGER - What will happen to Dwyer as a result of the merger?" and "SPECIAL FACTORS - Federal Income Tax Consequences" in the Proxy Statement is incorporated herein by this reference.

ITEM 8. FAIRNESS OF THE TRANSACTION

Item 1014 of Regulation M-A.

(a), (b) The information contained in the sections entitled "SUMMARY TERM SHEET," "QUESTIONS AND ANSWERS ABOUT THE MERGER," "SPECIAL FACTORS - Recommendation of the Board of Directors; Fairness of the Merger," "SPECIAL FACTORS - Position of the Rollover Stockholders, Riverside, RCAF 2000, TDG Holding Company and TDG Merger Co. as to the Fairness of the Merger - Position of the Rollover Stockholders as to the Fairness of the Merger," and "SPECIAL FACTORS - Opinion of Financial Advisor to the Board of Directors and the Special Committee" is incorporated by reference with respect to the belief of Dwyer and the Rollover Stockholders as to fairness of the Merger and "SPECIAL FACTORS - Position of the Rollover Stockholders, Riverside, RCAF 2000, TDG Holding Company and TDG Merger Co. as to the Fairness of the Merger - Position of Riverside, RCAF 2000, TDG Holding Company and TDG Merger Co. as to the Fairness of the Merger" in the Proxy Statement is incorporated herein by this reference with respect to the belief of Riverside, RCAF 2000, TDG Holding Company and TDG Merger Co. as to fairness of the Merger.

(c) The information contained in the sections entitled "SUMMARY TERM SHEET - Special Meeting - Record Date, Quorum and Vote Required," "QUESTIONS AND ANSWERS ABOUT THE MERGER - What vote is required to adopt the merger agreement and approve the merger?," and "THE SPECIAL MEETING - Record Date and Voting Information" in the Proxy Statement is incorporated herein by this reference.

(d) The information contained in the sections entitled "SUMMARY TERM SHEET," "SPECIAL FACTORS - Background of the Merger," "SPECIAL FACTORS - Opinion of Financial Advisor to the Board of Directors and the Special Committee" and "SPECIAL FACTORS - Recommendation of the Board of Directors; Fairness of the Merger" in the Proxy Statement is incorporated herein by this reference.

(e) The information contained in the sections entitled "SUMMARY TERM SHEET," "QUESTIONS AND ANSWERS ABOUT THE MERGER," and "SPECIAL FACTORS - Recommendation of the Board of Directors; Fairness of the Merger" in the Proxy Statement is incorporated herein by this reference.

(f) The information contained in the section entitled "SPECIAL FACTORS - Background of the Merger" in the Proxy Statement is incorporated herein by this reference.

ITEM 9. REPORTS, OPINIONS, APPRAISALS AND NEGOTIATIONS

Item 1015 of Regulation M-A.

The information contained in the sections entitled "SPECIAL FACTORS - Background of the Merger" and "SPECIAL FACTORS - Opinion of Financial Advisor to the Board of Directors and the Special Committee" in the Proxy Statement and contained in "Exhibit C" to the Proxy Statement is incorporated herein by this reference.

ITEM 10. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

Item 1007 of Regulation M-A.

(a), (b) and (d) The information contained in the sections entitled "SUMMARY TERM SHEET - THE MERGER - Merger Financing; Source of Funds" and SPECIAL FACTORS
- Merger Financing" in the Proxy Statement is incorporated herein by this reference.

(c) The information contained in the sections entitled "SPECIAL FACTORS - Compensation of the Special Committee" and "SPECIAL FACTORS - Estimated Fees and Expenses of the Merger" in the Proxy Statement is incorporated herein by this reference.

ITEM 11. INTEREST IN SECURITIES OF THE SUBJECT COMPANY

Item 1008 of Regulation M-A.

(a) The information contained in the section entitled "SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS" in the Proxy Statement is incorporated herein by this reference.

(b) Not applicable.

ITEM 12. THE SOLICITATION OR RECOMMENDATION

Item 1012 of Regulation M-A.

(d) - (e) The information contained in the sections entitled "SUMMARY TERM SHEET
- THE SPECIAL MEETING - Record Date, Quorum and Vote Required," "SUMMARY TERM SHEET - THE MERGER - Interests in the Merger of Management and the Rollover Stockholders," "THE SPECIAL MEETING - Record Date and Voting Information," "SPECIAL FACTORS - Background of the Merger," "SPECIAL FACTORS - Interests of Certain Officers and Directors of Dwyer and the Rollover Stockholders in the Merger - Voting Agreement" and "SPECIAL FACTORS - Position of the Rollover Stockholders, Riverside, RCAF 2000, TDG Holding Company and TDG Merger Co. as to the Fairness of the Merger" in the Proxy Statement is incorporated herein by this reference.
P
ITEM 13. FINANCIAL STATEMENTS

Item 1010 of Regulation M-A.

(a) The information contained in the sections entitled "DWYER SELECTED HISTORICAL FINANCIAL DATA," "DWYER PRO FORMA FINANCIAL DATA" and "WHERE STOCKHOLDERS CAN FIND MORE INFORMATION" in the Proxy Statement is incorporated herein by this reference. The information contained in the section entitled "Item 7. FINANCIAL STATEMENTS" in Dwyer's Annual Report on Form 10-KSB for the Fiscal Year ended December 31, 2002 is incorporated herein by this reference. The information contained in the section entitled "Item 1. Financial Statements" in Dwyer's most recent Quarterly Report on Form 10-QSB is incorporated herein by this reference.

(b) Not applicable.

ITEM 14. PERSONS/ASSETS, RETAINED, EMPLOYED, COMPENSATED OR USED

Item 1009 of Regulation M-A.

(a) and (b) The information contained in the sections entitled "SUMMARY TERM SHEET" and "THE SPECIAL MEETING - Expenses of Proxy Solicitation" in the Proxy Statement is incorporated herein by this reference.

ITEM 15. ADDITIONAL INFORMATION

Item 1011 of Regulation M-A.

(b) The information contained in the Proxy Statement is incorporated herein by this reference.

ITEM 16. EXHIBITS

Item 1016 of Regulation M-A.

(a)     The Proxy Statement (incorporated herein by reference as filed by Dwyer)

(b)(1) Letter, dated April 23, 2003, from Massachusetts Mutual Life Insurance Company to The Riverside Company.*

(b)(2) Letter, dated May 9, 2003, from Madison Capital Funding LLC to The Riverside Company.*

(c)(1) Fairness Opinion of William Blair & Company, dated May 10, 2003 (incorporated herein by reference to Exhibit C to the Proxy Statement)

(d)(1) Agreement and Plan of Merger, dated as of May 11, 2003, among The Dwyer Group, Inc., TDG Holding Company and TDG Merger Co. (incorporated herein by reference to Exhibit A to the Proxy Statement)

(d)(2) Voting Agreement, dated as of May 11, 2003, by and among TDG Holding Company and the stockholders named therein (incorporated herein by reference to Exhibit 99.2 to Dwyer's Current Report on Form 8-K dated May 11, 2003)

(f) Section 262 of the Delaware General Corporation Law (incorporated herein by reference to Exhibit B to the Proxy Statement)

(g)     Not applicable.

* Filed herewith

                                   SIGNATURES

         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: June 13, 2003

                                  THE DWYER GROUP, INC.

                                      By: /s/ Dina Dwyer-Owens
                                          --------------------------------------
                                          Name:    Dina Dwyer-Owens
                                          Title:   President and
                                                   Chief Executive Officer

                                  TDG HOLDING COMPANY

                                      By: /s/ STUART BAXTER
                                          --------------------------------------
                                          Name: Stuart Baxter

                                          Title: President

                                  TDG MERGER CO.

                                      By: /s/ STUART BAXTER
                                          --------------------------------------
                                          Name: Stuart Baxter

                                          Title: President


                                  2000 Riverside Capital Appreciation Fund, L.P.

                                  By: Riverside Capital Associates 2000, LLC, its General Partner

                                      By: /s/ BELA SZIGETHY
                                          --------------------------------------
                                          Name: Bela Szigethy

                                          Title: Co-CEO

                                  RIVERSIDE CAPITAL ASSOCIATES 2000, LLC

                                      By: /s/ BELA SZIGETHY
                                          --------------------------------------
                                          Name: Bela Szigethy

                                          Title: Co-CEO

                                           /s/ Dina Dwyer-Owens
                                  ----------------------------------------------
                                  Dina Dwyer-Owens

                                           /s/ Theresa Dwyer
                                  ----------------------------------------------
                                  Theresa Dwyer

                                           /s/ Darren Dwyer
                                  ----------------------------------------------
                                  Darren Dwyer

                                           /s/ Robert Tunmire
                                  ----------------------------------------------
                                  Robert Tunmire

                                           /s/ Thomas J. Buckley
                                  ----------------------------------------------
                                  Thomas J. Buckley

                                           /s/ Deborah Wright-Hood
                                  ----------------------------------------------
                                  Deborah Wright-Hood

                                           /s/ Michael Bidwell
                                  ----------------------------------------------
                                  Michael Bidwell

                                           /s/ Donald J. Dwyer, Jr.
                                  ----------------------------------------------
                                  Donald J. Dwyer, Jr.

                                           /s/ David Bethea
                                  ----------------------------------------------
                                  David Bethea

                                           /s/ Michael Hawkins
                                  ----------------------------------------------
                                  Michael Hawkins

                                           /s/ James Johnston, Jr.
                                  ----------------------------------------------
                                  James Johnston, Jr.


                                  DWYER INVESTMENTS, LTD.

                                      By: /s/ Theresa Dwyer
                                          --------------------------------------
                                          Name:    Theresa Dwyer
                                          Title:   Managing Partner

EXHIBIT INDEX

EXHIBIT
NUMBER                                      DESCRIPTION
-------                                     -----------

(a) The Proxy Statement (incorporated herein by reference as filed by Dwyer)

(b)(1)          Letter, dated April 23, 2003, from Massachusetts Mutual Life
                Insurance Company to The Riverside Company.*

(b)(2)          Letter, dated May 9, 2003, from Madison Capital Funding LLC to
                The Riverside Company.*

(c)(1)          Opinion of William Blair & Company ("William Blair"), dated May
                10, 2003 (incorporated herein by reference to Exhibit C to the Proxy Statement)

(d)(1)          Agreement and Plan of Merger, dated as of May 11, 2003, among
                The Dwyer Group, Inc., TDG Holding Company and TDG Merger Co.
                (incorporated herein by reference to Exhibit A to the Proxy
                Statement)

(d)(2)          Voting Agreement, dated as of May 11, 2003, by and among TDG
                Holding Company and the stockholders named therein (incorporated herein by reference to Exhibit 99.2 to Dwyer's Current Report on Form 8-K dated May 11, 2003)

(f)             Section 262 of the Delaware General Corporation Law
                (incorporated herein by reference to Exhibit B to the Proxy
                Statement)

(g)             Not applicable.

* Filed herewith.